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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 4 2014

SEC FILE NUMBER
8- 66550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING 12/31/13___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPHB SECURITIES LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 SAINT JAMES PLACE SUITE 125

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

HOUSTON,	TEXAS	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL SCHAPS   281.367.2454
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC

(Name – *if individual, state last, first, middle name*)

1842 FM 1566	CELESTE	TX	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __LEONARD H PATON__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PPHB SECURITIES LP__ , as of _____ DECEMBER 31 ___, 20 13 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY WALLACE SAPIO
Notary Public, State of Texas
My Commission Expires
February 21, 2015

Notary Public

Signature

__LEONARD H. PATON, CCO__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPHB SECURITIES, L.P.

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1 - 2

FINANCIAL STATEMENT

Statement of financial condition	3
Notes to financial statement	4 - 6

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
PPHB Securities, L.P.

We have audited the accompanying statement of financial condition of PPHB Securities, L.P. (the Partnership) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of PPHB Securities, L.P. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2014

2

PPHB SECURITIES, L.P.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$	384,451
Prepaid expenses		2,313
TOTAL ASSETS	$	386,764

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	13,590
Income tax payable - state		32,993
TOTAL LIABILITIES		46,583
Partners' Capital		340,181
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	386,764

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

PPHB Securities, L.P., (the Partnership) was organized in April 2004 as a Texas limited partnership. The Partnership's customers are primarily oilfield service companies.

The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but will limit its business to the selling of oil and gas interests and merger and acquisition services, and will maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is Parks Paton Hoepfl & Brown, LLC, a Texas limited liability company (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

As of December 31, 2013, open Federal tax years include the tax years ended December 31, 2010 through December 31, 2012.

Note 2 - <u>Net Capital Requirements</u>

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Partnership had net capital of $337,868, which was $332,868 in excess of its net capital requirement of $5,000. The Partnership's net capital ratio was .14 to 1.

Note 3 - <u>Related Party Transactions/Concentration of Revenue/Economic Dependency</u>

The Partnership and PPHB, LP (PPHB) are both under the control of the General Partner and the Partnership is economically dependent on its Parent and PPHB. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

The Partnership provides security financial advisory services to PPHB's customers. During 2013, the Partnership earned $5,737,875 or 99% of total revenue, in success fees from PPHB's customers. PPHB has assigned this portion of their total fees from third party clients to the Partnership for financial advisory services.

PPHB and the Partnership have entered into an office and administrative services agreement requiring PPHB to provide any and all management and back office services required by the Partnership, including, but not limited to administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services. The Agreement, as amended, requires the Partnership to pay a proportional allocation services fee $2,000 per month, as base compensation for the proportional costs incurred by PPHB on behalf the Partnership, plus additional amounts for overhead expenses, as determined by PPHB. Fees totaled $24,000 for the year ended December 31, 2013. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 4 - <u>Concentration of Credit Risk</u>

At various times during the year the Partnership maintains cash balances at a certain bank in excess of federally insured amounts.

Note 5 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 6 - <u>Subsequent Events</u>

The Partnership made distributions to partners totaling $700,000 in January 2014.

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2013, through February 19, 2014, the date which the financial statements were available to be issued.